  Exhibit (a)(1)(vi)
Dear Investor,
Thank you for your investment in Ares Strategic Income Fund (“ASIF” or the “Fund”). ASIF seeks to deliver an income-oriented portfolio with a focus on downside protection, supported by Ares Management Corporation’s (“Ares”) leading credit platform and its 20+ year, cycle-tested track record in global direct lending. Since 2004, Ares senior U.S. direct lending has maintained a cumulative loss rate of just 0.01%, underscoring Ares’ disciplined approach to credit risk management.1
Since inception on December 5, 2022, ASIF has had an annualized inception to date total return through November 30, 2025 of 11.0% for Class I Common Shares2 and provided distributions at an annualized rate of 9.4%, based on net asset value (“NAV”). Notably, ASIF has continued to pay a consistent distribution, with the Fund’s board of trustees approving distributions that are consistent with prior periods through Q1 2026.
ASIF’s portfolio has been thoughtfully constructed for scale and diversification with a focus on non-cyclical, defensive industries. As of November 30, 2025, ASIF had approximately $23.0 billion in total assets, diversified across 877 portfolio companies. ASIF’s average position size remains at 0.1% at amortized cost, with no portfolio company investment accounting for more than 2% of the portfolio at fair value, in each case as of September 30, 2025.3 Notably, ASIF’s portfolio companies remain healthy, with a non-accrual rate of 0% at amortized cost, year-over-year organic EBITDA growth of 15%, moderate leverage and interest coverage levels as well as a weighted average loan to value of 38%, in each case as of September 30, 2025.4,5,6
Capital inflows for Q4 2025 through December 1, 2025 are approximately $976 million, bringing full year 2025 gross fundraising to $5.5 billion, the highest annual level since inception and annual net inflows of $4.6 billion. As part of ASIF’s latest quarterly tender offer (the “Tender Offer”), which expired on December 19, 2025. ASIF accepted for purchase 100% of the common shares of beneficial interest (“Common Shares”) that were validly tendered and not withdrawn prior to the expiration of the Tender Offer. Tender Offer repurchases were 5.6% of Common Shares outstanding as of October 31, 2025. The final aggregate repurchase amount for the Tender Offer was $594,471,694.11.7
ASIF’s income-oriented portfolio seeks to offer a compelling yield premium to traditional fixed income and credit markets and to serve as a potential core holding throughout changing market and interest rate cycles. We are confident in our ability to continue to deliver attractive results to our shareholders and thank you for your continued partnership and support.
Sincerely,
Mitch Goldstein and Michael Smith
Co-Chief Executive Officers, Ares Strategic Income Fund
***

1.
Cumulative loss rate is defined as total gains/(losses) on assets with a payment default as a     % of total invested capital since inception, divided by number of years since inception, for Ares U.S. Direct Lending Senior investments. An investment that has experienced a payment default is placed on Non-Accrual unless a waiver or amendment related to such default has been granted. The loss rate of 0.01% includes all senior secured debt investments of the U.S. Direct Lending Team from October 8, 2004 through June 30, 2025 (excluding venture investments, oil & gas investments, private asset backed securities, investments warehoused or held for seasoning and syndication purposes (including investments held for less than 30 days and other investments determined to be temporarily held by Ares in conjunction with syndication processes)).

2.
Total return is calculated as the change in monthly NAV per share during the period plus distributions per share (assuming any distributions, net of distribution and/or shareholder servicing fees, are reinvested in accordance with the Fund’s distribution reinvestment plan) divided by the beginning NAV per share, which is calculated after the deduction of ongoing expenses that are borne by investors, such as management fees, incentive fees, distribution and/or shareholder fees, interest expense, offering costs, professional fees, trustee fees and other general and administrative expenses. Inception-to-date figures use the initial offering price of $25.00 per share as the beginning NAV. There can be no assurance that ASIF will achieve its investment objective or avoid substantial losses. The information presented is for a limited amount of time and is not representative of the long-term performance of the Fund.

3.
Average position size is determined by the average of the amortized cost divided by total portfolio at amortized cost for each portfolio company. Diversification does not assure profit or protect against market loss.

4.
Fair value is determined in good faith by the Fund’s investment adviser, subject to oversight by the Fund’s board of trustees (the “Board”), based on among other things, the input of ASIF’s independent third-party valuation firms that have been engaged to support the valuation of such portfolio investments monthly, beginning as of the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process.

5.
As of September 30, 2025. Weighted average loan-to-value (“LTV”) includes all private debt investments for which fair value is determined in good faith by the investment adviser, subject to Board oversight and excludes quoted assets. Weighted average LTV is calculated as the net ratio of LTV for each portfolio company, weighted based on the fair value of total applicable ASIF private debt investments. LTV is calculated as the current total net debt through each respective loan tranche held by ASIF divided by the estimated value of the portfolio company as of the most recent quarter end.

6.
References to “risk mitigation,” “downside protection” or similar language are not guarantees against loss of investment capital or value.

7.
The final aggregate repurchase amount is calculated as the NAV of the total amount of Common Shares tendered by shareholders, less the early repurchase deduction, as applicable.

Forward-Looking Statement Disclosure
This letter may contain words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. You should not place undue reliance on these forward-looking statements, which are based on information available to the Fund as of the date of this letter. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this letter are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Fund’s actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from the Fund’s historical performance for any reason, including the factors set forth in “Summary of Risk Factors” and the other information included in this content and in the Fund’s prospectus, as amended or supplemented from time to time, including the documents incorporated by reference therein.
Additional Important Disclosures
Past performance is not a guarantee of future results.   An investment in the Fund involves a high degree of risk and therefore should only be undertaken by qualified investors whose financial resources are sufficient to enable them to assume these risks and to bear the loss of all or part of their investment. The Fund and Ares do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. This letter shall not constitute an offer to sell or a solicitation of an offer to buy any security, the offer and/or sale of which can only be made by definitive offering documentation.